Exhibit 99.3:

Annual Information Form for the year ended December 31, 2019, dated February 13, 2020

[previously filed on SEDAR]

TELUS Corporation

Annual Information Form for the year ended
December 31, 2019

February 13, 2020

1.              CAUTION REGARDING FORWARD-LOOKING STATEMENTS

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our targets, outlook, updates, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. Our general outlook and assumptions for 2020 are presented in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings in the 2019 Management’s discussion and analysis (MD&A).

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Regulatory decisions and developments including changes or potential changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.4 Communications industry regulatory developments and proceedings in the 2019 annual MD&A, such as the potential for government intervention to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing as committed in the 2019 federal election; federal and provincial consumer protection legislation and regulation; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over telecommunications; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination and transfer of spectrum licences, the cost and availability of spectrum, and ongoing and future consultations and decisions on spectrum allocation; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including the executive order signed by U.S. President Donald Trump permitting the Secretary of Commerce to block certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates; restrictions on non-Canadian ownership and control of TELUS Common Shares and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics.

•                  Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline infrastructure; intense wireless competition, including the ability of industry competitors to successfully combine a mix of internet services and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, services and supporting systems, such as home automation security and Internet of Things (IoT) services for internet-connected devices; wireline voice and data competition, including continued intense rivalry across all services among wireless and wireline telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future mobile phone average billing per subscriber per month (ABPU), mobile phone average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, such as our Peace of Mind™ plans and comparable plans recently launched, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential voice and business network access line losses; subscriber additions and retention volumes, and associated costs for wireless, TV and internet services; our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; our ability to compete successfully in customer care and business services (CCBS) given our competitors’ brand recognition, consolidation and strategic alliances, as well as technology development; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints; and our ability to successfully develop our smart data solutions business.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice services (local and long distance) resulting from impacts of OTT applications and wireless substitution; a declining overall market for paid TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or internet-based telephone services; potential declines in mobile phone ABPU and ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services.

•                  Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out and evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and wireless handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data and our ability to utilize spectrum we acquire; deployment and operation of new wireline broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation that may change the way we interact with customers.

•                  Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties, affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; investments in network resiliency and reliability; the allocation of resources to acquisitions and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the 3500 MHz and millimetre wave spectrum auctions expected to take place in 2020 and 2021, respectively, and the announcement of a formal consultation on the auctioning of 3800 MHz spectrum, expected to take place in 2022. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings.

•                  Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

•                  Security threats including intentional damage or unauthorized access to our physical assets or our IT systems and networks, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

•                  Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations.

•                  Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics; political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of our employee engagement.

•                  Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt and/or maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

•                  Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of TELUS Common Shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities , tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business, including climate change, waste and waste recycling, risks relating to fuel systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments; expectations of future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which we operate; the impact of tariffs on trade between Canada and the U.S., and global implications of the trade dynamic between major world economies.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in the 2019 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this Annual Information Form.

2.              TABLE OF CONTENTS

	Page reference
		Incorporated by reference from the 2019 annual
Item	Annual Information Form	Management’s discussion and analysis [1]	Financial statements [1]
1 CAUTION REGARDING FORWARD-LOOKING STATEMENTS	2
2 TABLE OF CONTENTS	5
3 CORPORATE STRUCTURE
3.1 Name, address and incorporation	6
3.2 Intercorporate relationships	6
4 GENERAL DEVELOPMENT OF BUSINESS
4.1 Three-year history	6	6, 16, 41, 45
5 DESCRIPTION OF BUSINESS
5.1 Who we are	10
(a) Organization	11	31
(b) Our strategy	11	16
(c) Business overview	11	6, 21, 24, 33, 41, 45, 61
(d) Competitive environment	11	21, 80
(e) Corporate social responsibility	11	89
(f) Employee relations	14	24
5.2 Risk factors	14	75
5.3 Regulation	14	71, 78
6 DIVIDENDS AND DISTRIBUTIONS	14	54	Note 13 pg. 39
7 DESCRIPTION OF CAPITAL STRUCTURE
7.1 General description of capital structure	14	28, 71, 78
7.2 Constraints	15	78
7.3 Ratings	17	54, 57
8 MARKET FOR SECURITIES
8.1 Trading price and volume	18
8.2 Prior sales	19		Note 26 pg. 60
9 DIRECTORS AND OFFICERS
9.1 Name, occupation and security holding	19
9.2 Cease trade orders, bankruptcies, penalties or sanctions	21
10 LEGAL PROCEEDINGS AND REGULATORY ACTIONS	21	92	Note 29 pg. 65
11 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	21
12 TRANSFER AGENT AND REGISTRAR	21
13 MATERIAL CONTRACTS	21
14 INTERESTS OF EXPERT	22
15 AUDIT COMMITTEE	22
16 ADDITIONAL INFORMATION	23
APPENDIX A: TERMS OF REFERENCE FOR THE AUDIT COMMITTEE	24

(1) As filed on SEDAR on February 13, 2020

Each Section of the Management’s Discussion and Analysis for the fiscal year ended December 31, 2019 (2019 annual MD&A), referred to in this Annual Information Form (AIF) is incorporated by reference and filed on SEDAR at sedar.com. For greater certainty, notwithstanding references to TELUS’ information circular, consolidated financial statements, sustainability report and the telus.com website, these documents and website are not incorporated into this AIF.

In this AIF, except where otherwise indicated, all references to dollars or $ are to Canadian dollars.

3.              CORPORATE STRUCTURE

3.1       Name, address and incorporation

TELUS was incorporated under the Company Act (British Columbia) (the B.C. Company Act) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (BC TELECOM) and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM and TC in exchange for common shares, and non-voting shares of BCT and BC TELECOM were dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the B.C. Company Act. On February 4, 2013, in accordance with the terms of a court approved plan of arrangement under the Business Corporations Act (British Columbia), TELUS exchanged all of its issued and outstanding Non-Voting Shares into Common Shares on a one-for-one basis. On April 16, 2013, TELUS subdivided its Common Shares on a two-for-one basis.  On February 13, 2020, we announced a subdivision of our Common Shares on a two-for-one basis to be effected March 17, 2020.

TELUS maintains its registered office at Floor 7, 510 West Georgia, Vancouver, British Columbia (B.C.) and its executive office at Floor 23, 510 West Georgia, Vancouver, B.C.

3.2       Intercorporate relationships and TELUS subsidiaries

TELUS’ wireless and wireline businesses are primarily operated through TELUS Communications Inc (TCI).

TCI is the only subsidiary that owned assets constituting more than 10 per cent of the consolidated assets of TELUS and that generated sales and operating revenues that exceeded 10 per cent of the consolidated sales and operating revenues of TELUS for the year ended December 31, 2019. In addition, all of the assets, sales and operating revenues of TELUS’ other subsidiaries (other than TCI), together did not exceed 20 per cent of TELUS’ total consolidated assets or 20 per cent of TELUS’ total consolidated sales and operating revenues as at December 31, 2019.

The following organization chart sets forth the relationships between the major subsidiaries, as well as their respective jurisdictions of incorporation or establishment and TELUS ownership as at December 31, 2019.

4.              GENERAL DEVELOPMENT OF THE BUSINESS

4.1       Three-year history

During the three-year period ended on December 31, 2019, we continued to advance our national growth strategy, guided by our six strategic imperatives.

For a review of the events and conditions that influenced our general development during 2019, and how our business has continued to evolve, please see Section 1.2 - The environment in which we operate, Section 2.2 - Strategic imperatives, as well as progress on our corporate priorities in Section 3 - Corporate priorities of our 2019 annual MD&A which is hereby incorporated by reference.

The following discussion relates to 2017 and 2018 events and conditions.

Strategic imperative: Focusing relentlessly on growth markets of data, IP and wireless

External wireless revenues and wireline data revenues were $12.9 billion in 2018, up $989 million or 8.3 per cent from 2017. In total, 2018 external wireless revenues and wireline data revenues combined represented 90 per cent of our consolidated revenues in 2018, up from 89 per cent in 2017. The trend in wireless network revenue reflected growth in our subscriber base, as well as higher-value smartphones in the gross additions and retention mix. The general trend of year-

over-year increases in subscriber net additions resulted from continuous improvements in the speed and quality of our networks, success of our promotions, including marketing efforts focused on higher-value postpaid loading, coupled with the effects of market growth arising from a growing population, changing population demographics and an increasing number of customers with multiple devices, combined with our focus on executing customers first initiatives.

The trend of increasing wireline service revenue reflected growth in internet and third wave data services, customer care and business services (CCBS), TV revenues, health revenues, and home and business smart technology (including security) revenues. That trend was partly offset by declining wireline voice revenues and equipment revenues and inherently lower margins within some of our newer products and services. Increased internet and TV service revenues were being generated by subscriber growth and higher internet revenue per customer from upgrades to faster speeds and larger data usage rate plans. The general trend of increasing health revenues was driven by organic growth and through business acquisitions. The trend of declining wireline voice revenues was due to technological substitution, greater use of inclusive long distance coupled with lower long distance minutes used, and intensification of competition in the small and medium-sized business market.

Strategic imperative: Providing integrated solutions that differentiate TELUS from our competitors

In May 2017, we launched Pik TV, which provided customers with access to 23 basic local and regional cable channels and a choice of five specialty channels, as well as sports and movie theme pack options, through a self-install media box, Apple TV, or through an Internet browser or our Android or iOS mobile applications. On demand channels, as well as popular over-the-top (OTT) services and certain other apps, are also available. The Pik TV app lets customers watch certain channels on the go on their tablet or smartphone. Pik TV was created to embrace the changing environment where content is available from many alternatives by providing a streamlined offer for customers who may have otherwise ceased and/or never subscribed for TV services.

In 2017, we expanded our cloud communications solutions with the launch of TELUS Business Connect Mobile, an all-in-one integrated mobile solution designed to drive productivity and cost savings for businesses.

We launched Network as a Service (NaaS) in 2017, further solidifying our position in the Canadian business telecom market. NaaS makes it easy for Canadian businesses to deploy and optimize their own secure and reliable software defined networks quickly, easily and cost-effectively through a flexible self-serve cloud-based platform.

In 2017, we made YouTube available on all Optik TV 4K digital boxes. As a result, a subscription to 4K content or a 4K-capable TV was no longer required to access the YouTube app on Optik TV.

Growth continued for TELUS International in 2017 and 2018, TELUS’ global customer care and business services (CCBS) and digital services provider. In 2018, TELUS International had more than 32,000 team members in 10 countries across North and Central America, Asia and Europe supporting customers in more than 40 languages. TELUS International offers voice and non-voice customer interaction services and designs, builds and delivers next-generation digital solutions covering digital transformation, IT lifecycle, advisory and digital consulting, risk management, and back-office support. This was provided across fast-growing technology, financial services, communications, gaming, travel/hospitality and healthcare industries.

Strategic imperative:  Building national capabilities across data, IP, voice and wireless

Throughout 2017, we continued our long-term strategy of investing in urban and rural communities with commitments to deliver broadband network capabilities to as many Canadians as possible. We expanded our TELUS PureFibre footprint by connecting more homes and businesses directly to fibre-optic cable and delivering faster broadband Internet speeds.

•               In January 2017, we announced an investment in the city of Surrey, B.C. to connect more than 90 per cent of homes and businesses to the TELUS PureFibre network before the end of 2018.

•               In February 2017, we announced investments in the cities of Chilliwack, B.C. and Burnaby, B.C. to connect more than 90 per cent of homes and businesses to the TELUS PureFibre network before the end of 2018 and 2019, respectively.

•               In April 2017, we announced fibre-optic investments in the province of Quebec, including the Quebec City region, the Lower St. Lawrence region, the Gaspé Peninsula and the North Shore region, and we expect to connect 99 per cent of Eastern Quebec before the end of 2021.

•               In October 2017, we announced an investment in the Alberta towns of Okotoks, Black Diamond and Turner Valley to connect more than 90 per cent of homes and businesses to the TELUS PureFibre network before the end of 2019.

•               In 2017, we completed our previously announced investment to connect the city of Kitimat, B.C. to the TELUS PureFibre network.

In June 2017, we completed our initiative in Ontario and Quebec to update our radio access technology to the latest wireless technologies, improving network performance for our customers and enabling advanced capabilities.

During 2017, we made network enhancement investments in Manitoba to improve coverage, speed and capacity in order to significantly enhance our customer experience and supplement the business acquisition of Manitoba Telecom Services Inc. subscribers, dealers and network.

In 2017, together with our lead vendor, we successfully completed a 5G wireless connection using the global 3GPP technology standards platform in our 5G Living Lab in Vancouver.

In 2017, we successfully completed Canada’s first test of licensed assisted access (LAA) on indoor and outdoor live networks. The test delivered wireless download speeds of 970 Mbps indoors and 966 Mbps outdoors using 80MHz of aggregated spectrum in a live, dynamic production network. LAA technology will enhance the TELUS network as it continues to evolve towards next-generation 5G speeds, bringing customers higher throughput and a better overall network experience as we deploy the technology into our network in the coming years.

We successfully completed a live-environment mobile broadband test using 3.5 GHz spectrum and achieved download speeds eclipsing 2 Gbps in suburban northwest Edmonton in 2017. The 3.5 GHz spectrum will enable future 5G networks to deliver faster speeds in more places.

We expanded our voice over LTE (VoLTE) coverage nationally, excluding the province of Saskatchewan and some parts of Manitoba as at the end of 2017. In May 2018, we expanded VoLTE coverage across the province of Manitoba.

In OpenSignal’s State of Mobile Networks: Canada (February 2018) report, we were recognized as having the fastest 4G download speed and the fastest overall download speed.

In February 2018, the Digital Technology Supercluster, with TELUS as the lead applicant, was one of the winners in the government of Canada’s Innovation Superclusters Initiative and will receive significant funding to further develop Canada’s strengths in data collection, analytics and visualization technologies for diverse industries. The Digital Technology Supercluster was officially launched in November 2018.

In April 2018, we became the first provider in Canada to offer 4K HDR content, which is available on Optik TV via Netflix and On Demand. 4K HDR dramatically enhances the picture quality of existing 4K technology by improving the colour contrast range with millions of additional colour options to each individual pixel.

In July 2018, we launched TELUS SmartHome Security and TELUS Secure Business in B.C., Alberta and Saskatchewan, with TELUS SmartHome Security also offered in Eastern Quebec. TELUS SmartHome Security provides security and automation technology for residential customers. TELUS Secure Business offers security solutions that help small businesses run safely and smoothly through a suite of integrated smart automation, intrusion monitoring and video surveillance solutions.

In August 2018, we were ranked as having the fastest overall download speeds nationally for the second year in a row according to OpenSignal’s State of Mobile Networks: Canada (August 2018) report. Additionally, we were ranked first in LTE speeds in two key markets — Toronto and Montreal.

In August 2018, we announced the debut of Travelxp 4K HDR, a global travel and lifestyle channel, available for Optik TV customers in B.C. and Alberta. This is the first time a network broadcasting 24/7 4K HDR has been available in Canada. Customers who do not yet have 4K HDR-capable TVs can still enjoy Travelxp in 4K, HD or standard definition.

In September 2018, we launched the Platinum wireless rate plan, which allows customers to obtain higher-tier handsets for a lower upfront payment. We also unveiled our Bring-It-Back™ upgrade program, which is available to existing customers on Premium, Premium Plus and Platinum plans, and to new customers activating on Platinum plans. The Bring-It-Back program allows customers to upgrade to higher-tier smartphones with lower upfront payments and, at the end of the term, choose to either return the device or repay the original Bring-It-Back program amount.

In PCMag’s Fastest Mobile Network Canada 2018 report released in September 2018, we were named as having the fastest mobile network nationally, for the second year in a row. We were also ranked as having the fastest network in certain markets across Canada, including Vancouver, Calgary, Edmonton, Winnipeg, Toronto, Ottawa, Montreal, Quebec and Halifax. Additionally, Koodo was recognized as having the best wireless plan in Canada.

We were recognized as providing Canadians with the best mobile video experience in OpenSignal’s State of Mobile Video (September 2018) report.

In October 2018, we launched our first LTE-M low-power wide-area (LPWA) technology deployment, which delivers a strong wireless connection to IoT (Internet of Things) devices while requiring minimal power for each transmission, helping to prolong the battery life of connected devices. It will extend the reach of our 4G LTE infrastructure further for compatible devices, penetrate deeper into buildings and underground, and enable simpler and more cost-efficient connected solutions to run efficiently on battery power for years.

In October 2018, we provided customers with an improved wireless calling experience enabling voice calls using LTE technology instead of HSPA technology while roaming in the U.S.

Through 2018, we continued to invest in our leading-edge broadband technology, which has enabled the success of our internet, Optik TV and Pik TV offerings, business services, and Mobility solutions and helps ready our network for 5G deployment in the future. Our 4G LTE infrastructure covered 99 per cent of Canada’s population at December 31, 2018.

In the J.D. Power 2018 Canadian Wireless Network Quality Study, TELUS was ranked Highest Wireless Network Quality Performance in Ontario for four years in a row and in the West (including British Columbia, Alberta, Saskatchewan and Manitoba) for three years in a row.

In 2018, we won Ookla’s Mobile Speedtest Award for fastest mobile network in Canada for the second year in a row and according to Ookla’s Speedtest Global Index for December 2018, TELUS ranked third in the world for the fastest mobile network, while Canada as a country also ranked third fastest behind Iceland and Norway.

In 2018, we advanced our Pik TV offering which can be accessed directly from an Internet browser, from Apple TV (fourth generation and above) or through our Android or iOS mobile applications, enabling streaming on computers, smartphones and tablets. Our Pik TV media box and its support for Google Play Store applications is an optional, complementary component of the Pik TV experience.

Throughout 2018, we made a series of announcements regarding the connection of additional homes and businesses to our TELUS PureFibre infrastructure, including:

•                  Further investments to connect additional homes and businesses in Eastern Quebec by the end of 2021. These investments were made with support from the federal government’s Connect to Innovate program and the provincial government’s Québec branché program. With this support, we are continuing to deploy our TELUS PureFibre network in Eastern Quebec, which will connect more than 99 per cent of Eastern Quebec homes and businesses by 2021

•                  An investment within Port Moody, B.C. to connect by the end of 2020

•                  An investment in the city of Delta, B.C., including Tilbury and Annacis Island

•                  An investment in the district of North Vancouver, B.C.

•                  An investment within Richmond, B.C., including Steveston, to connect by the spring of 2019

•                  An investment within Langley City, B.C. to connect by the spring of 2019

•                  An investment within Princeton, B.C. to connect by the end of 2019.

In 2018, we connected more than 100 communities in the Greater Quebec City and Eastern Quebec region to our TELUS PureFibre infrastructure.

In December 2018, we launched Gigabit Internet and Internet 750/750, offering 940 Mbps symmetrical download and upload speeds, and 750 Mbps symmetrical download and upload speeds, respectively. These plans are available to all TELUS PureFibre customers in Western Canada.

Strategic imperative: Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

In 2017, we completed the acquisition of Kroll Computer Systems Inc. to enhance our geographic reach and the quality of our product offering as a national pharmacy management services provider.

In 2017, we acquired 55 per cent of Voxpro and approximately 2,700 Voxpro team members joined us through our TELUS International (Cda) Inc. subsidiary upon acquisition. The Ireland-headquartered company now operates as Voxpro — powered by TELUS International.

In February 2018, through our TELUS International (Cda) Inc. subsidiary, we closed an acquisition of a 65 per cent interest in Xavient Information Systems, a group of information technology consulting and software services companies with facilities in the U.S. and India. The investment was made with a view to enhancing our ability to provide complex and higher-value information technology services, improving our related sales and solutioning capabilities, and acquiring multi-site redundancy in support of other facilities.

In July 2018, we acquired Medisys Health Group Inc., a leading provider of preventative healthcare and wellness services for workplaces across Canada. The total purchase price was approximately $84 million, of which $79 million was paid by issuance of approximately 1.7 million TELUS Common Shares*. The investment was made with a view to growing the delivery of employee-centred workplace health and wellness services. With this acquisition, TELUS Health is able to deliver employee-centred care, backed by TELUS’ broadband network and supported by digital tools such as patient portals, virtual care, wellness and mental health applications, electronic prescribing, electronic benefit claims and secure messaging. The Medisys Health Group network will serves as an innovation hub for next-generation technology, as well as preventative care and wellness programs, so that patient outcomes can be measured.

Throughout 2018, we completed home and business security acquisitions, including our January 2018 acquisition of the customers, assets and operations of AlarmForce Industries Inc. in B.C., Alberta and Saskatchewan. These acquisitions, combined with our growing gigabit-capable TELUS PureFibre infrastructure, were made with a view to accelerating our position in smart home and security services, and provide us with the ability to offer our customers additional services as part of a bundle.

Strategic imperative: Going to market as one team under a common brand, executing a single strategy

Our team works together to implement our top corporate priority: putting customers first, as we strive to consistently deliver exceptional client experiences and become the most recommended company in the markets we serve. The Commission for Complaints for Telecom-television Services (CCTS) annual reports have indicated the successful results of this strategy.

In the November 2017 CCTS report for the 12-month period ended July 31, 2017, TELUS received the fewest customer complaints of the national carriers, while Koodo received the fewest customer complaints of the national flanker brands. TELUS, Koodo and Public Mobile were the subjects of 6.9 per cent, 2.9 per cent and 1.1 per cent of the total customer complaints accepted by the CCTS, respectively, or 10.9 per cent of total customer complaints, in aggregate, when we had approximately 28 per cent of Canadian wireless customers.

*       Does not reflect March 17, 2020, share split announced February 13, 2020. See Note 28(b) of 2019 annual consolidated financial statements incorporated by reference

In November 2018, the CCTS issued its annual report for the 12-month period ended July 31, 2018, and TELUS continued to receive the fewest customer complaints among the national carriers, while Koodo again received the fewest complaints among the national flanker brands. TELUS, Koodo and Public Mobile were the subjects of 6.6 per cent, 2.5 per cent and 1.0 per cent of the total customer complaints accepted by the CCTS, respectively, or 10.1 per cent of total customer complaints, in aggregate, when approximately 28 per cent of Canadian wireless customers chose us as their wireless service provider.

In 2018, we committed to a donation of $118 million to the TELUS Friendly Future Foundation to help ensure vulnerable youth thrive in our digital society through better access to technology, health and educational opportunities. Of this $118 million, we donated $101 million in 2018, including an initial donation of $100 million that was made in the third quarter of 2018 in TELUS Common Shares acquired in the market. The remainder of the committed donation was committed over a 10-year period.

We extended the reach of our Mobility for Good program in 2018 to Ontario and Alberta, and launched a pilot program in Quebec, in partnership with the Children’s Aid Foundation of Canada and Fondation du Centre Jeunesse. Mobility for Good provides qualifying youth transitioning from foster care with fully subsidized smartphones and data plans from TELUS, enabling them to stay connected to their vital support networks.

In November 2018, we expanded our Internet for Good program by participating in the federal government’s new Connecting Families initiative to help bridge the digital divide for Canadian families who may struggle to afford Internet access. Internet for Good provides access to low-cost high-speed Internet, training and tools to low-income families.

During 2018, we expanded our Health for Good program to Vancouver, Victoria and Calgary to provide healthcare to vulnerable and underserved Canadians by deploying specially equipped mobile health clinics into communities where frontline care is urgently needed. In September 2018, we announced a $5 million commitment to expand our Health for Good program nationally.

In September 2018, we were recognized for corporate social responsibility by being named to the Dow Jones Sustainability North America Index for the 18th consecutive year. Additionally, we were named to the Dow Jones Sustainability World Index for the third year in a row.

In 2018, we continued to promote safe and responsible behaviour online through the delivery of TELUS Wise digital citizenship workshops to more than 52,000 youth, adults and seniors. We also continued our partnership with the WE organization and focused on our shared goal to #EndBullying. As part of our commitment to end bullying, we ask citizens to join us in our mission to promote positive behaviour online by signing the TELUS Wise Digital Pledge.

In 2018, our customers’ likelihood-to-recommend scores improved year over year for Consumer Solutions and TELUS Health.

Strategic imperative: Investing in internal capabilities to build a high-performance culture and efficient operation

Each year, we conduct team member Pulsecheck engagement surveys to gather confidential team member feedback about TELUS as a place to work and measure our progress in establishing a high-performance culture. Following each survey, business units and departments make use of their Pulsecheck results to review their current action plans and prioritize their ongoing actions. In 2017, our employee engagement score was 84 per cent, elevating our high-performance culture and placing our Company within the top 10 per cent of all employers surveyed on a global basis. In 2018, our employee engagement score increased by 1 percentage point to 85 per cent, continuing to place our Company within the top 10 per cent of all employers surveyed on a global basis.

In 2017 and 2018, our Work Styles program saw nearly 70 per cent of eligible team members work outside TELUS offices at least part of the week.

In 2018, we took steps to simplify our organizational structure in order to drive better customer outcomes. This allowed us to leverage cross-country synergies by streamlining our workflows to stay ahead of growing business complexities.

5.              DESCRIPTION OF BUSINESS

5.1       Who we are

TELUS is one of Canada’s largest telecommunications companies, providing a wide range products and services, including wireless and wireline voice and data. Data services include: Internet protocol (IP); television; hosting, managed information technology and cloud-based services; healthcare solutions; customer care and business services (CCBS); and home and business smart technology (including security). In 2019, we generated $14.7 billion in revenue and had 15.2 million subscriber connections. This included 8.7 million mobile phone subscribers, 1.5 million mobile connected device subscribers, 2.0 million internet subscribers, 1.2 million residential voice subscribers, 1.2 million TV subscribers and 608,000 security subscribers.

(a) Organization

Please see Section 5 - Discussion of Operations of our 2019 annual MD&A which is hereby incorporated by reference and describes our operating segments — wireless and wireline.

(b)         Our strategy

Please see Section 2 - Core business and strategy of our 2019 annual MD&A which is hereby incorporated by reference.

(c)          Business overview

Please see Section 4 - Capabilities of our 2019 annual MD&A which is hereby incorporated by reference which describes our principal markets, products and services and our distribution channels.

Our assets and resources, including employees, brand and distribution methods, tangible properties (such as our telecommunications networks and network facilities), intangible properties (such as brand and wireless spectrum licences) and an overview of foreign operations are discussed in Section 4.2 - Operational resources in the 2019 annual MD&A.

For revenue and other financial information on the two most recently completed financial years with respect to our wireless and wireline businesses, see Section 5.4 Wireless segment and Section 5.5 Wireline segment in the 2019 annual MD&A.

An overview of the Canadian economic environment and the telecommunications industry can be found in Section 1.2 The environment in which we operate and Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings in the 2019 annual MD&A. Seasonal trends that have impacted us are described in Section 5.2 Summary of consolidated quarterly results, trends and fourth quarter recap and in Section 5.4 Wireless segment in the 2019 annual MD&A.

(d)         Competitive environment

Please see Sections 4.1 - Principal markets addressed and competition and 10.4 - Competitive environment of our 2019 annual MD&A which is hereby incorporated by reference.

(e)          Corporate social responsibility and environment

We are committed to following sustainable and responsible business practices and to making decisions that balance healthy communities and economic growth with social and environmental benefits. More information about corporate social responsibility and environmental compliance at TELUS can be found in our annual Sustainability Report.

We have a strong foundation of sustainability governance which supports our commitment to environmental stewardship and social capitalism — how we are using our core business to serve a greater social purpose that benefits all stakeholders. This governance includes developing and implementing effective strategies, assessing and managing risks (including climate-related risks), setting targets and objectives as well as reporting on our progress and performance.

We offer a number of technology solutions and programs that address social opportunities within our communities including Mobility for Good, Internet for Good, Health for Good, Tech for Good, TELUS Wise and TELUS Days of Giving. Details can be found at community.telus.com.

We understand our operations can have an impact on the environment and our Environmental Policy and Environmental Management System, certified to the ISO 14001:2015 standard, act as a guide and framework in which we manage and report on environmental risk.

We also understand there can be a financial impact on our operations from climate-related risks and opportunities. Therefore, we have disclosed relevant governance practices, strategies, risk management activities and targets in our Sustainability Report and in summary herein.

We support the Task Force for Climate Related Financial Disclosures (TCFD) framework and have outlined our current practices that adhere to these recommendations. Moving forward, we will work to adhere to all recommended practices and disclosures as outlined in the TCFD guidance.

Governance

We have a long-standing foundation of sustainability governance which supports our commitment to environmental stewardship and responsible corporate citizenship.

Board Oversight of Climate-related Risks and Opportunities

Our Board of Directors is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs, including ensuring that material risks to our business are identified and overseeing the implementation of systems and processes to manage such risks.

The Corporate Governance Committee of the Board of Directors has been given responsibility for exercising the Board’s oversight of corporate social responsibility and climate-related risks. Our climate-related risks are identified by our Enterprise Risk Management team and our Sustainability and Environmental Compliance team.  Those teams provide quarterly progress reports to the Corporate Governance Committee and other relevant updates to the Board as required. These reports contain pertinent information regarding our environmental risks, compliance and potential liability, which include risks, compliance and potential liability stemming from climate incidents as they arise.

The Corporate Governance Committee also oversees climate-related opportunities as they arise or are otherwise identified and those opportunities are discussed during quarterly Board committee meetings.

Our Board succession planning process involves an ongoing assessment of Board member skills which helps the Corporate Governance Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. Board members are also asked to identify their experience or education as it relates to sustainability, environment or climate risk management.

Management Oversight of Climate-related Risks and Opportunities

Our Chief Executive Officer and Executive Team are responsible for the approval of the overall strategic direction of our sustainability programs, which includes assessing and managing climate-related risk and mitigation as well as identifying business opportunities.

Our Executive Vice-President and Chief Financial Officer oversees our sustainability strategy development and governance, integrates sustainability considerations across the business, implements training and awareness on sustainability and the environment, and supports our ISO 14001 certified Environmental Management System (EMS).

When new projects of significant value or impact are initiated, we work to understand both the climate-related risks and opportunities as part of our project assessment process. These process includes benchmarking through formal and informal materiality assessments, data and scenario analysis, considering internal and external stakeholder input and reviewing the regulatory environment in which we operate (see details on the examples of risks and opportunities identified in the Strategy section below).

Additionally, we link organizational sustainability performance to compensation through our corporate scorecard, which affects the company-wide performance bonus structure. The sustainability index within the scorecard contains metrics which measure our performance in reducing greenhouse gas (GHG) emissions as well as social impact metrics. In addition, our Sustainability and Environment team’s performance bonus structure is linked more broadly to our 2020 environmental goals (see details in the Metrics and Targets section below).

Strategy

Climate-related Risk Identified

We identify, and are exposed to, climate-related physical risks, such as those resulting from increasing severity and frequency of extreme weather events and rising global temperatures in our operations, including our supply chain, and in our communities. In addition, we identify transition risks related to climate change, such as the impact of changes in policy or implementation of lower-emission technology. Ongoing risk-based optimization of our disaster recovery capabilities for our IT and telecommunications network assets is a key focus for preventing outages and limiting their impact on our operations and customers. We are focused on driving closer alignment of IT and network recovery capabilities with business requirements.

We are also impacted by carbon tax and levy mechanisms in the areas in which we operate which directly impacts our cost of motor fuels and natural gas consumption, particularly in British Columbia and Alberta. We anticipate and budget for known and forecasted cost increases and seek opportunities to reduce costs through lower energy consumption.

These identified risks may impact us over the short, medium or long-term.

Climate-related Opportunity Identified

Our business investments are connecting our country’s dispersed population digitally, and as a result, are attracting customers who are looking to reduce their carbon footprint by limiting travel. Some investment examples include:

•                  Building a broadband network that enables our customers to live and work in locations of their choosing while minimizing their travel-related environmental footprint and optimizing productivity

•                  Offering health products that allow customers to connect with doctors virtually over their smartphone or other devices.

Additionally, our Work Styles program allows a majority of our workforce to work from home, eliminating the GHG emissions associated with commuting and powering office space.

Moving forward, we are continuing to invest in digital solutions that will coincide with our transition to a low-carbon economy.

Our Sustainability and Environment team regularly looks for opportunities to invest in climate technology, which has included investment in a solar energy facility in Brooks, Alberta. We regularly review emerging technologies, implement trials and seek out new, financially sound opportunities to reduce our GHG impact. Furthermore, we continue to focus on investments in network optimization, infrastructure upgrades, real estate space reduction, lighting retrofits and innovative renewable technology investment to drive future savings and absolute energy reductions.

These opportunities identified may impact us over the short, medium or long-term.

Risk Management

Identifying Climate-related Risk

Our multi-level enterprise risk and control assessment process solicits and incorporates the input of team members from all areas of our business to track multi-year trends in key risks, as well as the control environment, across the organization. Our enterprise risks arise primarily from our business environment and are fundamentally linked to our strategies and business objectives.

We also maintain an enterprise-wide business continuity program that is aligned with our corporate priorities, which include ensuring the safety of our team members, minimizing the impacts of threats to our facilities, business operations and supply chain, maintaining service to our customers and keeping our communities connected.

Our process for identifying climate-related risks are incorporated into the above mentioned enterprise-wide risk management practices.

Managing Climate-related Risk

We mitigate all risk-types, including climate, through contract terms, contingency planning and other risk response strategies, as appropriate. We strive to avoid taking on undue risk whenever possible and work to ensure alignment of risks with business strategies, objectives, values and risk tolerances. Residual exposure for certain risks are mitigated through insurance coverage, where we judge this to be efficient and commercially viable.

Our specific strategy for managing climate-related risk strategy includes three key components:

•                  Mitigation: focusing on absolute energy use and carbon dioxide emission (CO2e) equivalent reduction

•                  Adaptation: focusing on business continuity planning and readiness for the potential physical risks of a changing climate on our operations

•                  Innovation: helping customers realize their climate change goals through product and service solutions such as video conferencing.

Severe Weather Risk

Severe weather risk is categorized as either having team member impacts, facility impacts or service delivery impacts. Severe weather risk is categorized and reported to the Board of Directors on a quarterly basis where such risks may impact regions in which we operate.

Mitigation initiatives to address severe weather threats have been an increasing focus and we have operationalized enhanced severe weather monitoring, notification of key stakeholders, incident management processes and climate incident playbooks that leverage learnings from prior events. These measures occur in both short-term planning and long-term planning:

Short-Term Risk Mitigation

On a weekly basis, the Corporate Business Continuity Office (CBCO) publishes a severe weather outlook for all operating jurisdictions to highlight severe weather events which could pose a threat to our operations, complemented by daily severe weather threat monitoring and notifications for key internal stakeholders.

The CBCO also hosts biannual seasonal preparedness workshops to create awareness and enhance our preparedness for anticipated seasonal threats. The workshops focus on upcoming seasonal trends, potential threats, and reviewing lessons learned from past incidents.

We maintain a property risk governance program that systematically identifies, evaluates, manages and monitors property related risks at our most critical network facilities. This program also assists in the identification of natural catastrophic hazards.

Long-Term Risk Mitigation

Flood and seismic studies are conducted every five to seven years to identify the most vulnerable sites and assist in possible future mitigation strategies. We also support various municipalities on climate change adaptation initiatives. For example, we represent the telecommunications industry in advising how the changing risk landscape, as a result of climate change, could affect the delivery of our services.

Our ISO 14001:2015 certified EMS, used to identify and control the environmental impacts associated with our operations, is audited annually to ensure compliance with standard applicable regulatory requirements.

Metrics and Targets

Metrics Used to Identify Climate-related Risks and Opportunities

We assess climate-related risks and opportunities by tracking and disclosing our GHG emissions and energy consumption. Our most significant sources of GHG emissions and energy consumption consists of direct energy and indirect energy for domestically owned and leased real estate properties, cell tower sites, vehicle fleet, and remote generator fuel that are within our operational control. Annual disclosure of our Scope 1, Scope 2 and Scope 3 GHG emissions, as well as data and performance details can be found in our annual Sustainability Report.

Targets

To demonstrate our commitment to reducing our impact, we surpassed our initial set of climate goals, which were to:

•                  Reduce our absolute domestic energy consumption by 10 per cent from 2010 levels

•                  Reduce our absolute domestic GHG emissions by 25 per cent from 2010 levels

Consequently, we have updated our climate goals to include:

•                  Procuring 100 per cent of our electricity requirements from renewable sources by 2025

•                  Enabling our operations to become net carbon neutral by 2030

•                  Reducing our energy intensity by 50 per cent from 2020 levels by 2030

•                  Committing to set Science Based Targets.

Science based targets are a scientific approach to sustainability target setting that would help us assess our obligation to reduce our emissions, as well as our value chain related emissions, in order to help meet the COP 21 Paris agreement commitments and keep global temperature rise at or below 1.5 degrees Celsius.

We report our performance against these goals in our AIF and annual Sustainability Report.

Furthermore, our environmental policy keeps us focused on building an environmentally friendly future by working together across our organization to:

•                  Monitor, measure and reduce our overall GHG emissions

•                  Reduce our energy intensity as we grow our business

•                  Minimize spills and halocarbon releases

•                  Enhance our EMS

•                  Develop LEED certified office spaces.

(f)           Employee relations

Please see Section 4.2 - Operational resources of our 2019 annual MD&A which is hereby incorporated by reference.

5.2       Risk factors

Please see Section 10 - Risks and risk management of our 2019 annual MD&A which is hereby incorporated by reference.

5.3       Regulation

Please see Sections 9.4 - Communications industry regulatory developments and proceedings and 10.3 - Regulatory matters of our 2019 annual MD&A which is hereby incorporated by reference.

6.              DIVIDENDS AND DISTRIBUTIONS

The dividends per Common Share* declared with respect to each quarter by TELUS, during the three-year period ended December 31, 2019, are shown below:

Quarter ended [1]	2019	2018	2017
March 31	$0.5450	$0.5050	$0.4800
June 30	$0.5625	$0.5250	$0.4925
September 30	$0.5625	$0.5250	$0.4925
December 31	$0.5825	$0.5450	$0.5050
Total	$2.2525	$2.1000	$1.9700

(1)   Paid on or about the first business day of the next month.

Our shareholders received a total of $2.2525 per share* in declared dividends in 2019, an increase of 7.3 per cent from 2018. Our Board reviews the dividend rate quarterly. Our quarterly dividend rate will depend on an ongoing assessment of free cash flow generation and financial indicators including leverage, dividend yield and payout ratio. On February 12, 2020, a first quarter dividend of $0.5825 per share* was declared, payable on April 1, 2020, to shareholders of record at the close of business on March 11, 2020. The first quarter dividend for 2020 reflects a cumulative increase of $0.0375 per share* from the $0.5450 per share* dividend paid in April 2019, consistent with our multi-year dividend growth program.

We first announced our dividend growth program in May 2011. In May 2019, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10 per cent from 2020 through to the end of 2022, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our Board’s assessments resulted in 18 semi-annual dividend increases from 2011 to 2019, with annual increases being approximately 7 to 10 per cent. Our long-term dividend payout ratio target guideline was 65 to 75 per cent of net earnings per share for 2019. So as to be consistent with the way we manage our business, effective January 1, 2020, we have revised our target guideline to be calculated as 60 to 75 per cent of prospective free cash flow. See Section 7.5 - Liquidity and capital resources measures of our 2019 annual MD&A which is hereby incorporated by reference. Based on dividends announced as of February 13, 2020, and 605 million Common Shares* outstanding at December 31, 2019, dividend declarations would total approximately $1.4 billion in 2020, before taking into account any Common Shares purchased and cancelled under our 2020 NCIB. There can be no assurance that we will maintain a dividend growth program through 2020.

7.              DESCRIPTION OF CAPITAL STRUCTURE

7.1 General description of capital structure

The authorized capital of TELUS consists of 4,000,000,000 shares, divided into: (1) 2,000,000,000 Common Shares* without par value; (2) 1,000,000,000 First Preferred shares without par value, issuable in series and; (3) 1,000,000,000

*       Does not reflect March 17, 2020, share split announced February 13, 2020. See Note 28(b) of 2019 annual consolidated financial statements incorporated by reference

Second Preferred shares without par value, issuable in series. The Common Shares are listed for trading on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Common Shares

Subject to the prior rights of the holders of First Preferred shares and Second Preferred shares, the Common Shares are entitled to participate with respect to the payment of dividends as declared by the Board and the distribution of assets of TELUS on the liquidation, dissolution or winding up of TELUS.

The holders of the Common Shares are entitled to receive notice of, attend, be heard and vote at any general meeting of the shareholders of TELUS on the basis of one vote per Common Share held. Holders of Common Shares are entitled to vote by a separate resolution for each director rather than a slate.

The Common Shares are subject to constraints on transfer to ensure our ongoing compliance with the Canadian ownership and control requirements of the Telecommunications Act and the Direction to the CRTC (Ineligibility of Non-Canadians) under the Broadcasting Act as noted in Constraints — Canadian ownership and control requirements on page 15.

Please see Sections 9.4 - Communications industry regulatory developments and proceedings and 10.3 - Regulatory Matters of our 2019 annual MD&A which is hereby incorporated by reference.

First Preferred shares

The First Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions which the Board determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of First Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the holders of the First Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS. The First Preferred shares rank prior to the Second Preferred shares and Common Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

Second Preferred shares

The Second Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions, which the Board determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of Second Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the holders of the Second Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS. The Second Preferred shares rank, subject to the prior rights of the holders of the First Preferred shares, prior to the Common Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

As of February 13, 2020 there are not any preferred shares outstanding.

Shareholder rights plan

TELUS has had a shareholder rights plan in place since March 2000.  Our current shareholder rights plan (Rights Plan) was adopted by the Board on March 13, 2019 (Effective Date) and ratified and confirmed by the shareholders at our annual meeting on May 9, 2019.

Under the current Rights Plan, TELUS issued one right (Right) in respect of each Common Share outstanding as at the Effective Date. The Rights Plan has a term of just over nine years, subject to shareholder confirmation every three years (in 2022 and 2025). Each Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of 20 per cent or more of the Common Shares of TELUS (otherwise than through the “Permitted Bid” requirements of the Rights Plan) to purchase from TELUS $320 worth of Common Shares for $160 (i.e. at a 50 per cent discount) respectively. For further details, please refer to the Rights Plan, a copy of which is available on SEDAR at sedar.com on EDGAR at www.sec.gov as an exhibit to TELUS’ registration statement on Form 8-A filed with the U.S. Securities and Exchange Commission on May 10, 2019 (Commission File No. 001-15144) or available from TELUS’ Corporate Governance office, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

Normal course issuer bid and shelf prospectus

Please see Section 4.3 - Liquidity and capital resources of our 2019 annual MD&A which is hereby incorporated by reference.

7.2       Constraints

Canadian ownership and control requirements

Certain subsidiaries of TELUS Corporation are Canadian carriers, holders of radio authorizations and holders of broadcasting licences, and are required by the Telecommunications Act (Canada) (Telecommunications Act) and the Direction to the CRTC (Ineligibility of Non-Canadians) issued pursuant to the Broadcasting Act (Canada) (Broadcasting

Act) to be Canadian-owned and controlled. Under the Telecommunications Act, a Canadian carrier, such as TCI is considered to be Canadian-owned and controlled if:

(i)             not less than 80 per cent of the members of its board of directors are individual Canadians;

(ii)          Canadians beneficially own not less than 80 per cent of its voting interests; and

(iii)       it is not otherwise controlled in fact by persons who are not Canadians.

Substantially the same rules apply in relation to broadcasting undertakings but an additional requirement set out in the Direction to the CRTC (Ineligibility of Non-Canadians) is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or a permanent resident of Canada. TELUS Corporation has filed with the CRTC the requisite documentation affirming TCI’s status as a Canadian carrier. We further intend that TCI will remain controlled by TELUS Corporation and that it will remain “Canadian” for the purposes of Canadian ownership requirements.

The Canadian Telecommunications Common Carrier Ownership and Control Regulations (Ownership and Control Regulations), made pursuant to the Telecommunications Act, further provide that in order for a company that holds shares in a carrier (carrier holding corporation) to be considered Canadian, not less than 66-2/3 per cent of the issued and outstanding voting shares of that company must be beneficially owned by Canadians and that such company must not otherwise be controlled in fact by non-Canadians. To the best of our knowledge, Canadians beneficially own and control in the aggregate not less than 66-2/3 per cent of the issued and outstanding Common Shares of TELUS Corporation and TELUS Corporation is not otherwise controlled in fact by non-Canadians. For the purposes of these regulations, “Canadian” means among other things:

(i)             a Canadian citizen who is ordinarily resident in Canada;

(ii)          a permanent resident of Canada who is ordinarily resident in Canada and has been so for not more than one year after the date he or she was eligible to apply for Canadian citizenship;

(iii)       a corporation with not less than 66-2/3 per cent of the issued and outstanding voting shares of which are beneficially owned and controlled by Canadians and which is not otherwise controlled in fact by non-Canadians; or

(iv)      a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under applicable federal legislation or any provincial legislation relating to the establishment of pension fund societies.

The Direction to the CRTC (Ineligibility of Non-Canadians) provides a similar definition of “Canadian” but also includes a “qualified corporation” which can be a subsidiary corporation whose parent corporation or its directors do not exercise control or influence over any programming decisions of the subsidiary corporation where

(a)         Canadians beneficially own and control less than 80 per cent of the issued and outstanding voting shares of the parent corporation and less than 80 per cent of the votes,

(b)         the chief executive officer is a non-Canadian, or

(c)          less than 80 per cent of the directors of the parent corporation are Canadian.

On August 10, 2017, in response to levels of foreign ownership of shares exceeding 20 per cent and in order to meet the requirements of a “qualified corporation” in accordance with the Direction to the CRTC (Ineligibility of Non-Canadians), the Board appointed an independent programming committee to make all programming decisions relating to its licensed broadcasting undertakings.

The Ownership and Control Regulations provide Canadian carriers and carrier holding corporations, such as TELUS Corporation, with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting interests. Under the Ownership and Control Regulations, such corporations may refuse the subscription, issuance, transfer or purchase of voting interests, if necessary, to ensure that they and their subsidiaries remain eligible under such legislation. For such purposes, in particular but without limitation, a company may, in accordance with the provisions contained in the Ownership and Control Regulations:

(i)             refuse to accept any subscription for voting shares;

(ii)          refuse to allow any transfer of voting shares to be recorded in its share register;

(iii)       suspend the rights of a holder of voting shares to vote at a meeting of its shareholders; and

(iv)      sell, repurchase or redeem excess voting shares.

To ensure that TELUS Corporation remains Canadian and that any subsidiary of TELUS Corporation, including TCI, is and continues to be eligible to operate as a Canadian carrier under the Telecommunications Act, to be issued radio authorizations under the Radiocommunication Act (Canada) (Radiocommunication Act), or to be issued broadcasting licences under the Broadcasting Act, provisions substantially similar to the foregoing have been incorporated into the Articles of TELUS Corporation permitting its directors to make determinations to effect any of the foregoing actions.

In addition, TELUS has systems in place to monitor the level of Canadian ownership of its Common Shares. For registered shareholders and shares trading on the TSX, a reservation and declaration system requires non-Canadian purchasers of Common Shares to obtain a reservation number from our transfer agent and registrar, Computershare Trust Company and to declare whether or not the purchaser is a Canadian or non-Canadian. For Common Shares trading on the NYSE, non-Canadian ownership is monitored by utilizing the Depository Trust & Clearing Corporation’s SEG-100 Account

program. All TELUS Common Shares held by non-Canadians must be transferred to this account (no reservation application is required).

The Telecommunications Act was amended in June 2012 to remove foreign ownership restrictions for telecommunications common carriers that hold less than a 10 per cent share of the total Canadian telecommunications services revenues. This change was made to enable non-Canadian owned entities to start up or acquire Canadian carriers that hold less than a 10 per cent share of total Canadian telecommunications services revenues. However, given that TELUS and its affiliates exceed this 10 per cent threshold, we remain subject to the pre-existing Canadian ownership and control restrictions outlined above. Canadian ownership requirements for licensees under the Broadcasting Act remain unchanged.

7.3       Ratings

The following information relating to our credit ratings is provided as it relates to our financing costs, liquidity and operations. Additional information relating to credit ratings is contained in Section 7.5 - Liquidity and capital resource measures to Section 7.8 - Credit ratings in the 2019 annual MD&A.

Credit ratings are important to our borrowing costs and ability to obtain short-term and long-term financing and the cost of such financing. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. A reduction in the current rating on our debt by rating agencies, particularly a downgrade below investment grade ratings or a negative change in ratings outlook could adversely affect our cost of financing and our access to sources of liquidity and capital. We believe our investment grade credit ratings, coupled with our efforts to maintain constructive relationships with banks, investors and credit rating agencies, continue to provide TELUS with reasonable access to capital markets. In addition, credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions including transactions involving over-the-counter derivatives. As at December 31, 2019, TCI is a party to an agreement expiring in December 2021, with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain trade receivables up to a maximum of $500 million. TCI is required to maintain at least a BB credit rating by DBRS Ltd. (DBRS) or the securitization trust may require the sale program to be wound down.

The rating agencies regularly evaluate TELUS and TCI, and their ratings of our long-term and short-term debt are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the telecommunications industry generally, and the wider state of the economy. The Company’s credit ratings are outlined in the chart below. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Credit rating summary	DBRS Ltd.	Standard & Poor’s Rating Services	Moody’s Investor Services	Fitch Ratings
TELUS Corporation
Notes	BBB (high)	BBB+	Baa1	BBB+
Commercial paper	R-2 (high)	A-2	P-2	—
TELUS Communications Inc.
Debentures	BBB (high)	BBB+	—	BBB+

Institution	Rating
DBRS

The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. All rating categories, other than “AAA” and “D”, also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.

A “BBB” rating denotes adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

Institution	Rating
S&P

A S&P issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P’s view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Moody’s

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from “Aa” through “Caa”. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. A stable outlook indicates a low likelihood of a rating change over the medium term. A negative, positive or developing outlook indicates a higher likelihood of a rating change over the medium term.

Fitch

Rated entities in a number of sectors, including financial and non-financial corporations, sovereigns and insurance companies are generally assigned issuer default ratings (IDRs). IDRs opine on an entity’s relative vulnerability to default on financial obligations. The “threshold” default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts, although the agency recognizes that issuers may also make pre-emptive and therefore voluntary use of such mechanisms. In aggregate, IDRs provide an ordinal ranking of issuers based on the agency’s view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default.

“BBB” ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the “AAA” Long-Term IDR category, or to Long-Term IDR categories below “B”.

As is common practice, during the last two years, each of the above-noted credit rating agencies charged TELUS for their rating services which include annual surveillance fees covering our outstanding long-term and short-term debt securities, in addition to one-time rating fees for certain agencies when debt is initially issued. We reasonably expect that such payments will continue to be made for rating services in the future.

8.              MARKET FOR SECURITIES

8.1 Trading Price and Volume

TELUS’ Common Shares are listed on the TSX under the symbol “T” and on the NYSE under the symbol “TU”. Monthly share prices and volumes for 2019 are listed below:

	TSX — Common Shares*			NYSE — Common Shares*
Month	High ($)	Low ($)	Volume	High ($U.S.)	Low ($U.S.)	Volume
January	46.56	44.51	25,187,046	35.11	32.70	8,238,175
February	48.24	45.91	19,786,512	36.59	34.82	8,062,636
March	49.85	46.85	28,440,609	37.35	35.00	8,323,328
April	50.61	48.95	20,864,636	37.84	36.38	7,557,769
May	50.79	48.33	21,034,024	37.70	35.81	8,001,960
June	51.22	47.77	23,572,133	38.32	35.64	9,751,926
July	49.37	47.05	18,667,017	37.76	35.63	8,134,209
August	48.50	46.81	19,573,414	36.54	35.18	9,157,211
September	49.11	46.52	23,213,576	37.16	35.11	8,807,237
October	48.19	45.69	20,936,944	36.84	34.96	10,039,555
November	50.65	46.47	22,212,145	38.22	35.34	8,350,724
December	51.43	49.51	26,531,004	38.89	37.39	8,665,970

8.2 Prior Sales

In 2019, we undertook four debt offerings of $1.0 billion, US$500 million, $800 million, and $1.0 billion. These offerings lowered our weighted average cost of long-term debt from 4.18 per cent to 3.94 per cent and lengthened our average term to maturity from 12.2 years to 12.8 years, providing us with additional flexibility to manage and grow our business.

Please refer to TELUS Corporation’s 2019 year-end audited consolidated financial statements - Note 26(b) TELUS Corporation Notes for details on our past debt offerings.

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2019, the Company had $1,015 million of commercial paper outstanding, all of which was denominated in U.S. dollars (US$781 million).

9.              DIRECTORS AND OFFICERS

9.1 Name, occupation and security holding

Directors

The names, municipalities of residence and principal occupations of the directors of TELUS as at February 13, 2020, the date each such person became a director of TELUS and committee membership are as set out below. Currently, there are 12 directors on the Board. Each was elected at TELUS’ annual general meeting on May 9, 2019. Each director’s term of office will expire immediately before the election of directors at the upcoming annual general meeting on May 10, 2020.  They have, however, all been nominated for re-election at the upcoming annual general meeting.

Directors of TELUS (Name and municipality of residence)	Director since	Principal occupation

R.H. (Dick) Auchinleck Victoria, B.C.	2003	Chair, TELUS Corporation

Raymond T. Chan [2,4] Vancouver, B.C.	2013	Corporate Director

Stockwell Day 3, 4 — Chair Vancouver, B.C.	2011	Founder, Stockwell Day Connex

Lisa de Wilde [3,4] Toronto, Ontario	2015	Corporate Director

Darren Entwistle Vancouver, B.C.	2000	President and Chief Executive Officer, TELUS Corporation

Mary Jo Haddad 2 - Chair Oakville, Ontario	2014	Founder and President, MJH & Associates (strategic leadership and healthcare advisory services)

*         Does not reflect March 17, 2020, share split announced February 13, 2020. See Note 28(b) of 2019 annual consolidated financial statements incorporated by reference

Directors of TELUS (Name and municipality of residence)	Director since	Principal occupation

Kathy Kinloch [2,3] Vancouver, B.C.	2017	President, British Columbia Institute of Technology

Christine Magee [1] Toronto, Ontario	2018	Co-Founder and Chair, Sleep Country Canada

John Manley 3 — Chair, 4 Ottawa, Ontario	2012	Senior Business Advisor, Bennett Jones LLP

David Mowat 1 — Chair, Edmonton, Alberta	2016	Corporate Director

Marc Parent [1,2] Montreal, Quebec	2017	President and Chief Executive Officer, CAE Inc.

Denise Pickett [1] Toronto, Ontario	2018	President, Global Services Group, American Express

(1)   Member of Audit Committee

(2)         Member of Human Resources and Compensation Committee

(3)         Member of Corporate Governance Committee

(4)         Member of Pension Committee

All of the directors of TELUS have held the principal occupations set forth above or executive positions with the same companies or firms referred to, or with affiliates or predecessors thereof, for the past five years except as follows: David Mowat was President and CEO of ATB Financial from June 2007 to June 2018; Ray Chan was Chair of Baytex Energy Corp from 2014 to 2018 and Lead Independent Director from 2018 to 2019; Christine Magee was President of Sleep Country Canada from 1994 to 2014; John Manley was President and Chief Executive Officer of the Business Council of Canada from 2010 to 2018; Lisa de Wilde was CEO of the Ontario Educational Communications Authority (TVO) from 2005 to 2019.

Executive officers

The name, municipality of residence and principal occupations of each of the executive officers of TELUS, as of February 13, 2020, are as follows:

Executive Officers of TELUS (Name and municipality of residence)	Position held with TELUS

Darren Entwistle Vancouver, B.C.	President and Chief Executive Officer

Doug French Vancouver, B.C.	Executive Vice President and Chief Financial Officer

Navin Arora Calgary, Alberta	President, TELUS Business Solutions

Tony Geheran Vancouver, B.C.	Executive Vice President and Chief Customer Officer

Francois Gratton Montreal, Quebec	Executive Vice President, Group President and Chair, TELUS Québec

Stephen Lewis Vancouver, B.C.	Senior Vice President and Treasurer

Zainul Mawji Edmonton, Alberta	President, Home and Small Business Solutions

Sandy McIntosh Toronto, Ontario	Executive Vice President, People and Culture and Chief Human Resources Officer

Jim Senko Toronto, Ontario	President, Mobility Solutions

Eros Spadotto Oakville, Ontario	Executive Vice President, Technology Strategy and Business Transformation

Executive Officers of TELUS (Name and municipality of residence)	Position held with TELUS

Andrea Wood Toronto, Ontario	Chief Legal and Governance Officer

All of the executive officers of TELUS have held their present positions or other executive positions with the Company during the past five years or more.

TELUS shares held by directors and executive officers

As at February 11, 2020, the directors and executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 605,174 Common Shares*, which represented approximately 0.10 per cent of the outstanding Common Shares.

9.2 Cease trade orders, bankruptcies, penalties or sanctions

For the 10 years ended February 13, 2020, we are not aware that any current director or executive officer of TELUS had been a director or executive officer of any issuer which, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

For the 10 years ended February 13, 2020, we are not aware that any current director or executive officer of TELUS had been a director, chief executive officer or chief financial officer of any issuer which was the subject of a cease trade or similar order while that person was acting in that capacity, or was subject to such an order issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and resulted from an event that occurred while that person was acting in that capacity, or any order which denied such company access to any exemption under securities legislation for a period of more than 30 consecutive days.

10.       LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal proceedings are described in Section 10.16 - Litigation and legal matters in the 2019 annual MD&A and in the Company’s December 31, 2019, consolidated financial statements Note 29(a) Claims and lawsuits.

From time to time, in the ordinary course of business, the Company and its subsidiaries are assessed fees or fines by securities regulatory authorities in relation to administrative matters, including late filing fees or reporting, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to the Company. In addition, the Company and its subsidiaries are subject to numerous regulatory authorities around the world, and fees, administrative penalties, settlement agreements and sanctions may be categorized differently by each regulator. However, during the most recently completed financial year, the Company is not aware of any material (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements entered into by us before a court relating to securities legislation or with a securities regulatory authority.

11.       INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of our knowledge, there were no directors or executive officers, or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect us.

12.       TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is Computershare Trust Company of Canada. Computershare maintains the Company’s registers at 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8.

13.       MATERIAL CONTRACTS

TCI is a party to a three-year agreement (expiry December 31, 2021) with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $500 million. TCI is required to maintain at least a BB credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded throughout its term.

*       Does not reflect March 17, 2020, share split announced February 13, 2020. See Note 28(b) of 2019 annual consolidated financial statements incorporated by reference

TELUS holds a five-year $2.25 billion unsecured credit facility (2018 Credit Facility) with a syndicate of financial institutions which will mature in May 2023. The 2018 Credit Facility may be used for general corporate purposes including the backstop of commercial paper. The material terms of the 2018 Credit Facility are substantively the same as TELUS’ previous credit facility other than an extension of the term to May 2023.

TELUS has also entered into material contracts in connection with the following financings in 2019:

•                  On April 3, 2019, TELUS issued $1 billion aggregate principal amount of 3.30% Notes, Series CY, due May 2, 2029.

•                  On May 28, 2019, TELUS issued US$500 million aggregate principal amount of 4.30% Notes due June 15, 2049.

•                  On July 2, 2019, TELUS issued $800 million aggregate principal amount of 2.75% Notes, Series CZ, due July 8, 2026.

•                  On December 16, 2019, TELUS completed two debt offerings: 1) a $600 million offering of 3.15% Notes, Series CAA, due February 19, 2030; and 2) a $400 million offering of 3.95% Notes, Series CAB, due February 16, 2050.

The applicable trust indenture and supplemental indenture documents in relation to these notes have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The terms of the indenture are fully described in our final short form base shelf prospectus dated May 17, 2018 and the renewed short form base shelf prospectus dated July 19, 2019. The terms of the various notes issued in 2019 and the applicable supplemental indenture are as set forth in the shelf prospectus supplements dated March 29, May 22, June 26, and December 11, 2019.  The base shelf prospectus dated May 17, 2018, the applicable trust indenture, the shelf prospectus supplement dated May 22, 2019 and the related supplemental indenture have been filed as part of a registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (Commission File No. 333-224895).

On December 5, 2019, TELUS International (Cda) Inc. (“TELUS International”), as purchaser, and TELUS Communications Inc., as guarantor, entered into a sale and purchase agreement (as amended on January 30, 2020, the “SPA”), with Triple C Institutional Holding SA, Sunshine MEP Beteiligungs GmbH & Co. KG, and three individuals (two of whom are  part of senior management at the Competence Call Centre group), as sellers (collectively, the “Sellers”), and Triple C Holding SARL, as the target company (the “Target Company”), regarding the purchase of all shares in the Target Company (the holding company of the Competence Call Center group) and a shareholder loan receivable against the Target Company for a total of approximately €915 million (approximately C$1.3 billion), consisting of debt and equity and subject to customary closing adjustments.   The closing of the acquisition occurred on January 31, 2020.  The total purchase price paid at closing was €779,685,793.66 and, in addition, €125,579,633.78 was paid to discharge indebtedness of the Competence Call Centre group under a credit facilities agreement. Individuals who were part of senior management of the Target Company reinvested a portion of their proceeds into shares of TELUS International on the basis of a separate subscription agreement.  TELUS International and the Sellers made certain representations and warranties, and certain undertakings in the SPA.    A copy of the SPA and its amendment have been filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

14.       INTERESTS OF EXPERT

Deloitte LLP, Chartered Professional Accountants, is the auditor of the Company and is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

15.       AUDIT COMMITTEE

The Audit Committee of the Company supports the Board in fulfilling its oversight responsibilities regarding the integrity of our accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of our external and internal auditors, the management of our risk, credit worthiness, treasury plans and financial policy and whistleblower and complaint procedures. A copy of the Audit Committee’s Terms of Reference is attached as Appendix A to this AIF.

The current members of the Audit Committee are David Mowat (Chair), Christine Magee, Marc Parent and Denise Pickett. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 “Audit Committees” and the Board has determined that David Mowat is the audit committee financial expert and has the required accounting or related financial management expertise. The following lists the relevant education and experience of the members of TELUS’ Audit Committee that is relevant to their role on the committee.

David Mowat is the Chair of the Audit Committee.  He is the former President and CEO of ATB Financial, a position he has held from June 2007 to June 2018. Prior to that, he was the CEO of Vancouver City Savings Credit Union from 2000 until 2007. In 2015, he was named chair of the Alberta Royalty Review panel. David holds a Bachelor of Commerce from the University of British Columbia. In 2015, he received an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology and in 2017 he received an honorary doctorate of laws from the University of Alberta.

Christine Magee is the Co-Founder and Chair of Sleep Country Canada, a company she co-founded in 1994. From 1982 to 1994 Christine held positions at the National Bank of Canada and Continental Bank of Canada. Christine earned an

Honours Degree in Business and Administration from the University of Western Ontario and holds an Honorary Doctorate from Ryerson University.

Marc Parent is the President and CEO of CAE Inc., a position he has held since October 2009. Prior to that, he held several leadership positions at CAE since joining in February 2005, including Group President, Simulation Products and Military Training & Services, and Executive Vice President and Chief Operating Officer. He has over 30 years of experience in the aerospace industry, having previously held positions with Canadair and Bombardier Aerospace in Canada and the United States.  Marc earned a degree in engineering from École Polytechnique de Montréal and is a graduate of the Harvard Business School Advanced Management Program. He received an Honorary Doctorate from École Polytechnique de Montréal.

Denise Pickett is the President, Global Services Group of American Express, a position she has held since September 2019. From 1992 to the present, Denise has held a series of progressively senior roles throughout American Express. She was Country Manager for American Express Canada and President and CEO of Amex Bank of Canada. Denise subsequently relocated to the United States where most recently she served as the President of American Express OPEN, the small business division, followed by the President of U.S. Consumer Services and most recently as American Express’ Chief Risk Officer. Denise holds an MBA in marketing from the Schulich School of Business at York University and a Bachelor of Science (Honours) from the University of Toronto.

Audit, audit-related and non-audit services

All requests for non-prohibited audit, audit-related and non-audit services provided by TELUS’ external auditor and its affiliates to TELUS are required to be pre-approved by TELUS’ Audit Committee. To enable this, we have implemented a process by which all requests for services involving the external auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then forwarded to the Chief Financial Officer for further review. Pending the Chief Financial Officer’s affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Audit Committee Chair for his or her review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full committee’s review at the next scheduled quarterly meeting). Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

The following table is a summary of billings by Deloitte LLP (Deloitte), as external auditor of TELUS, during each of the years ended December 31, 2019 and 2018.

	Year ended December 31, 2019		Year ended December 31, 2018
Type of work	$ millions	%	$ millions	%
Audit fees [1]	2.776	38.7	2.622	44.4%
Audit-related fees [2]	4.038	56.4	3.057	51.8%
Tax fees [3]	0.060	0.8	0.207	3.5
All other fees [4]	0.296	4.1	0.015	0.3
Total	7.170	100.0	5.901	100.0

1 Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements. Prior year subtotal has been reclassified to conform with the presentation adopted in current year.

2 Includes fees for audits and reviews of subsidiaries, service organization control reports, pension-related audits and translation services that were not part of audit fees.  Prior year subtotal has been reclassified to conform with the presentation adopted in the current year. 2018 audit-related fees have been reclassified to exclude flow through CPAB fee of $43,659.

3 Relates to tax compliance, tax advice and tax planning.

4 Includes fees for services rendered by Deloitte that were not in relation to the audit or review of our financial statements, such as the Human Capital Consulting Engagement and Diversity Benchmarking (2019) and Telecom pricing gazette (2017/2018).

16.       ADDITIONAL INFORMATION

Additional information relating to TELUS may be found on SEDAR at sedar.com and EDGAR at sec.gov. Additional information regarding directors’ and officers’ remuneration, and securities authorized for issuance under equity compensation plans, will be contained in TELUS’ information circular for the annual meeting to be held on May 10, 2020. Additional financial information is provided in the Company’s consolidated financial statements and MD&A for the year ended December 31, 2019. All of the above information can also be found at telus.com.

APPENDIX A: TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

The Board has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, the Company’s internal controls and disclosure controls, the Company’s legal and regulatory compliance, the Company’s Code of Ethics and Conduct and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the identification and management of the Company’s risks, the Company’s credit worthiness, treasury plans and financial policy and the Company’s whistleblower and complaint procedures.

1.              MEMBERSHIP

1.1       The Committee will have a minimum of three members, including the chair of the Committee.  The Board, upon the recommendation of the Corporate Governance Committee, will appoint and remove the members of the Committee by a majority vote.  The members will sit on the Committee at the pleasure of the Board.

1.2       The Board, upon the recommendation of the Corporate Governance Committee, will appoint the chair of the Committee from the Committee’s members by a majority vote.  The chair of the Committee will hold such position at the pleasure of the Board.

1.3       All members of the Committee will be Independent Directors.

1.4       All members of the Committee will be financially literate, as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Company’s securities are listed.

1.5       At least one member of the Committee will be an audit committee financial expert, as defined in accordance with applicable securities laws, and at least one member of the Committee will have accounting or related financial management expertise, as defined in accordance with applicable securities laws.

2.              MEETINGS

2.1       The Committee will meet at least once each quarter and otherwise as necessary.  Any member of the Committee may call meetings of the Committee.

2.2       All directors of the Company, including management directors, may attend meetings of the Committee provided, however, that no director is entitled to vote at such meetings and is not counted as part of the quorum for the Committee if he or she is not a member of the Committee.

2.3       Notwithstanding section 2.2 above, the Committee will, as a regular feature of each regularly scheduled meeting, hold an in-camera session with the external auditors and separately with the internal auditors, and an in-camera session without management or management directors present. The Committee may, however, hold other in-camera sessions with such members of management present as the Committee deems appropriate.

2.4       The Chief Governance Officer or his or her nominee will act as secretary to the Committee.

2.5       The Committee will report to the Board on its meetings and each member of the Board will have access to the minutes of the Committee’s meetings, regardless of whether the director is a member of the Committee.

2.6       The external auditors of the Company will receive notice of every meeting of the Committee and may request a meeting of the Committee be called by notifying the chair of the Committee of such request.

3.              QUORUM

The quorum necessary for the transaction of business at Committee meetings will be a majority of the members of the Committee.  A quorum once established is maintained even if members of the Committee leave the meeting prior to conclusion.

4.              DUTIES

The Board hereby delegates to the Committee the following duties to be performed by the Committee on behalf of and for the Board:

4.1  Financial Reporting

Prior to public disclosure, the Committee will review and recommend to the Board, and where applicable, to the boards of the Company’s subsidiaries which are reporting issuers, for approval:

(a)         the annual audited consolidated financial statements and interim unaudited consolidated financial statements of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

(b)         the interim and annual management’s discussion and analysis of financial condition and results of operations (MD&A) of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

(c)          earnings press releases and earnings guidance, if any; and

(d)         all other material financial public disclosure documents of the Company and those of its subsidiaries that are reporting issuers, including prospectuses, press releases with financial results and the annual information form.

4.2  External Auditors

The external auditors will report directly to the Committee and the Committee will:

(a)         appoint the external auditors, subject to the approval of the shareholders, and determine the compensation of the external auditors;

(b)         conduct an annual review of the external auditors;

(c)          oversee the work of the external auditors and review and approve the annual audit plan of the external auditors, including the scope of the audit to be performed and the degree of co-ordination between the plans of the external and internal auditors.

(d)         discuss with the internal auditors, the external auditors and management, the adequacy and effectiveness of the disclosure controls and internal controls over financial reporting of the Company and elicit recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable.  Particular emphasis will be given to the adequacy of internal controls to prevent, identify or detect fraud, or any payments, transactions or procedures that might be deemed illegal or otherwise improper;

(e)          meet regularly with the external auditors without management present and ask the external auditors to report any significant disagreements with management regarding financial reporting, the resolution of such disagreements and any restrictions imposed by management on the scope and extent of the audit examinations conducted by the external auditors;

(f)           pre-approve all audit, audit-related and non-audit services to be provided to the Company or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws.  The Committee may also delegate the pre-approval of audit, audit-related and non-audit services to any one member of the Committee, provided, however, a report is made to the Committee on any pre-approval of such services at the Committee’s first scheduled meeting following the pre-approval;

(g)          annually review the qualifications, expertise and resources and the overall performance of the external audit team and, if necessary, recommend to the Board the termination of the external auditors or the rotation of the audit partner in charge;

(h)         at least annually, obtain and review a report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues; and  all relationships between the external auditors and the Company;

(i)             annually, or more frequently as appropriate assess and confirm the independence, objectivity and professional skepticism of the external auditors and require the external auditors to deliver an annual report to the Committee regarding its independence, such report to include disclosure regarding all engagements (and fees related thereto) by the Company and relationships which may impact the objectivity and independence of the external auditors;

(j)            require the external auditors to deliver an annual acknowledgement in writing to the Committee that the shareholders, as represented by the Board and the Committee, are its primary client;

(k)         review post-audit or management letters, containing recommendations of the external auditors and management’s response;

(l)             review reports of the external auditors; and

(m)     pre-approve the hiring of employees and former employees of current and former auditors in accordance with applicable securities laws and TELUS policies.

4.3  Internal Auditors

The internal auditors will report functionally to the Committee and administratively to the Chief Financial Officer and the Committee will:

(a)         review and approve management’s appointment, termination or replacement of the Chief Internal Auditor;

(b)         review and consider the annual performance objectives, performance evaluation and compensation treatment of the Chief Internal Auditor;

(c)          oversee the work of the internal auditors including reviewing and approving the annual internal audit plan and updates thereto;

(d)         review the report of the internal auditors on the status of significant internal audit findings, recommendations and management’s responses and review any other reports of the internal auditors;

(e)          review the scope of responsibilities and effectiveness of the internal audit team, its reporting relationships, activities, organizational structure and resources, its independence from management, its credentials and its working relationship with the external auditors; and

(f)           review and approve the internal audit charter and updates thereto at a minimum on a biennial basis.

The internal auditors will report quarterly to the Committee on the results of internal audit activities and will also have direct access to the chair of the Committee when the internal auditors determine it is necessary.

4.4  Whistleblower, Ethics and Internal Controls Processes

The Committee will ensure that the Company has in place adequate procedures for:

(a)         the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and

(b)         the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The CEO, CFO or the Chief Internal Auditor will report to the Committee, and the Committee will review such reports, on any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.  Where the CEO, CFO and/or the Chief Internal Auditor are named in a complaint, the Director of Ethics will speak directly with the Chair of the Committee.

The Committee will review:

(a)         annually and recommend to the Board for approval, together with the Human Resources and Compensation Committee, the Code of Ethics and Conduct and material changes thereto;

(b)         quarterly reports on ethics breaches including any pertaining to internal controls over financial reporting or fraud involving management or other employees who have a role in the Company’s internal controls over financial reporting;

The Chief Internal Auditor will report to the Committee, and the Committee will consider such reports, on the results of the investigation of whistleblower, ethics and internal controls complaints.

4.5       Accounting and Financial Management

The Committee will review:

(a)         with management and the external auditors, the Company’s major accounting policies, including the impact of alternative accounting policies and key management estimates, risks and judgments that could materially affect the financial results and whether they should be disclosed in the MD&A;

(b)         emerging accounting issues and their potential impact on the Company’s financial reporting;

(c)          significant judgments, assumptions and estimates made by management in preparing financial statements;

(d)         the evaluation by either the internal or external auditors of management’s internal control systems, and management’s responses to any identified weaknesses;

(e)          the evaluation by management of the adequacy and effectiveness in the design and operation of the Company’s disclosure controls and internal controls for financial reporting;

(f)           audits designed to report on management’s representations on the effectiveness and efficiency of selected projects, processes, programs or departments;

(g)          management’s approach for safeguarding corporate assets, data and information systems, the adequacy of staffing of key financial functions and their plans for improvements; and

(h)         internal interim and post implementation reviews of major capital projects.

4.6       Credit Worthiness, Treasury Plans and Financial Policy

The Committee will review with management:

(a)         the Company’s financial policies and compliance with such policies;

(b)         the credit worthiness of the Company;

(c)          the liquidity of the Company; and

(d)         important treasury matters including financing plans.

4.7  Legal/Regulatory Matters

The Committee will review:

(a)         with management, the external auditors and legal counsel, any litigation, claim or other contingency, including any tax assessment, that could have a material effect upon the financial position or operating results of the Company;

(b)         annually, management’s relationships with regulators, and the accuracy and timeliness of filings with regulatory authorities;

(c)          quarterly reports from the Chief Governance Officer on compliance with laws and regulations;

(d)         quarterly reports from the Vice-President, Chief Data and Trust Officer (“Chief Compliance Officer”) on legal, privacy and regulatory compliance activities; and

(e)          the anti-bribery and corruption policy and recommend to the Board for approval any material changes thereto.

4.8  Risk Management

The Committee will:

(a)         consider reports on the annual enterprise risk assessment and updates thereto;

(b)         except to the extent that responsibility is reserved to the Board or delegated to another Board committee, review management’s implementation of risk policies and procedures, and assess the appropriateness and comprehensiveness of those policies and procedures;

(c)          consider reports on security;

(d)         consider reports on financial risk management including derivative exposure and policies;

(e)          consider reports on tax risk management and governance;

(f)           consider reports on business continuity disaster recovery planning and external threat / hazard monitoring for the Company; and

(g)          review other risk management matters from time to time as the Committee may consider suitable or the Board may specifically direct.

4.9  Other

The Committee will review:

(a)         the expenses of the Chair of the Board;

(b)         significant related party transactions and actual and potential conflicts of interest relating thereto to verify their propriety and that disclosure is appropriate;

(c)          the disclosure policy of the Company and recommend any material changes thereto to the Board for approval;

(d)         and evaluate, at least once annually, the adequacy of these Terms of Reference and the Committee’s performance, and report its evaluation and any recommendations for change to the Corporate Governance Committee.

The Committee will also have such other duties and responsibilities as are delegated to it and review such other matters as, from time to time, are referred to it by the Board.

5.              AUTHORITY

The Committee, in fulfilling its mandate, will have the authority to:

(a)          engage and set compensation for independent counsel and other advisors;

(b)          communicate directly with the Chief Financial Officer, internal and external auditors, Chief Compliance Officer, Chief Governance Officer — and any other member of management the Committee deems appropriate;

(c)          delegate tasks to Committee members or subcommittees of the Committee; and access appropriate funding as determined by the Committee.